EXHIBIT 99.4

                              FORASOL-FORAMER N.V.
                             SCHOUWBURGPLEIN 30-34
                               3012 CL ROTTERDAM
                                THE NETHERLANDS

                                                                January   , 1997

Dear Fellow Shareholder:

     On behalf of your Board of Supervisory Directors, we are pleased to invite you to attend an extraordinary general meeting of shareholders (the "Forasol-Foramer Meeting") of Forasol-Foramer N.V. ("Forasol-Foramer") on
          , February   , 1997 at           , Netherlands time, at the offices of
Trenite Van Doorne, located at Weena 666, 3012 CN Rotterdam.

     The Forasol-Foramer Meeting will be held to consider and vote upon the following proposals (the "Forasol-Foramer Proposal"):

     1. A proposal to approve the transactions provided for in the Purchase Agreement (the "Purchase Agreement") dated as of December 16, 1996 among Forasol-Foramer, certain shareholders of Forasol-Foramer and Pride Petroleum Services, Inc. ("Pride"), pursuant to which Forasol-Foramer will sell all of the shares in the issued capital of Forasub B.V. to Pride;

     2. A proposal to dissolve Forasol-Foramer, subject to the condition precedent that the transactions contemplated by the Purchase Agreement shall have been effected, including a proposal to entrust the Board of Managing Directors of Forasol-Foramer with the liquidation of all its assets and liabilities, without any specific remuneration in this respect and to designate International Drilling Management B.V. to be custodian for the accounts and other records of Forasol-Foramer for a period of 10 years after completion of the liquidation; and

     3. A proposal to make an advance liquidating distribution to the shareholders of Forasol-Foramer, such distribution consisting of shares of common stock of Pride and cash paid by Pride for the shares of Forasub B.V. (the "Liquidating Distribution"). As a result of the Liquidating Distribution, the shareholders of Forasol-Foramer will be entitled to 0.66 shares of common stock of Pride and $6.80 in cash (less any applicable Dutch withholding taxes) for each common share of Forasol-Foramer, par value NLG.01 per share ("FFNV Common Shares"), held by them.

     A summary of the basic terms and conditions of the Purchase Agreement, the Liquidating Distribution, certain financial and other information relating to Pride, Forasol-Foramer, and their respective subsidiaries, a summary of relevant tax consequences of the transaction and copies of the Purchase Agreement and the opinions of the respective financial advisors to Pride and Forasol-Foramer are set forth in the accompanying Proxy Statement/Prospectus. The closing of the Purchase Agreement and the Liquidating Distribution (collectively, the
"Business Combination") is conditioned upon, among other things, approval of the transaction by the shareholders of Pride and of Forasol-Foramer, respectively. PURSUANT TO THE PURCHASE AGREEMENT, THE CONTROLLING SHAREHOLDERS OF FORASOL-FORAMER, WHO COLLECTIVELY OWN 60.1% OF THE FFNV COMMON SHARES, HAVE AGREED TO APPROVE THE BUSINESS COMBINATION AND INTEND TO VOTE THEIR SHARES ACCORDINGLY.

     Subject to the withholding of any applicable taxes, the Liquidating Distribution will be made to the holders of FFNV Common Shares who are registered in Forasol-Foramer's register of shareholders at the time of such distribution. TO FACILITATE A PROPER DETERMINATION OF THOSE HOLDERS OF FFNV COMMON SHARES WHO ARE ENTITLED TO PARTICIPATE IN THE LIQUIDATING DISTRIBUTION, FORASOL-FORAMER INTENDS TO CAUSE TRADING IN SUCH SHARES ON THE NASDAQ NATIONAL MARKET TO BE SUSPENDED AT THE CLOSE OF TRADING ON FEBRUARY __, 1997.

     Your Board of Managing Directors, after careful consideration of many factors, including the opinion of Forasol-Foramer's financial adviser, Jefferies & Company, Inc., believes that the Business Combination is fair to, and in the best interests of, the shareholders of Forasol-Foramer. Accordingly, the Board of Supervisory Directors has unanimously approved the Purchase Agreement and submits it for your approval at the Forasol-Foramer Meeting. The proposal to dissolve Forasol-Foramer is a proposal made by your Board of Supervisory Directors.

     It is anticipated that the transaction will not qualify as a tax-free transaction to Forasol-Foramer's shareholders pursuant to the U.S. Internal Revenue Code. In addition, taxable U.S. shareholders will be subject to withholding of Dutch tax on a portion of the distribution such shareholder receives as a result of
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the Business Combination at the rate of 15% (either through initial withholding at this rate or through a refund procedure) if the shareholder qualifies for benefits under the current income tax treaty between the United States and The Netherlands, or 25% if the U.S. shareholder does not qualify. Additional information will be provided to you prior to the meeting with respect to the Dutch withholding tax and the requirements for eligibility for the 15% rate.

     Your participation in this meeting, in person or by proxy, is important. The Purchase Agreement requires the approval of a majority of the outstanding FFNV Common Shares, and therefore it is important that your shares be voted. We urge you to complete, date and sign your proxy and return it promptly in the enclosed envelope.

     We look forward to receiving your proxy or seeing you at the Forasol-Foramer Meeting.

                                          Sincerely,

                                          Remi Dorval

                                          CHIEF EXECUTIVE OFFICER AND
                                          SUPERVISORY DIRECTOR